June 18, 2019

Patrick Herguth
Chief Executive Officer
Telemynd, Inc.
26522 La Alameda, Suite 290
Mission Viejo, CA 92691

       Re: Telemynd, Inc.
           Amended Registration Statement on Form 10-12B
           Filed June 14, 2019
           File No. 001-38921

Dear Mr. Herguth:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Form 10-12B filed June 14, 2019

Exhibits

1. Please file your material contracts, such as your employment agreements with
      Messrs. Herguth and D'Ambrosio, as exhibits. See Item 601(b)(10) of Regulation S-K.
Ex. 99.1- Information Statement
Cover Page, page i

2. We note your disclosure that Subsidiary has applied for listing of its common stock on the
      Nasdaq Stock Market. Please clarify throughout the filing whether you currently meet the requirements for Subsidiary's shares to be listed on Nasdaq. If you do not meet Nasdaq's listing requirements, please disclose what actions, if any, you plan to take in order to meet such requirements.
 Patrick Herguth
Telemynd, Inc.
June 18, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

FirstName LastNamePatrick Herguth                         Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameTelemynd, Inc.
                                                          Mining
June 18, 2019 Page 2
cc:       Greg Carney
FirstName LastName